Liquid Partners with Eventival to Help Filmmakers and Festivals Monetize Creative Works

Vancouver, BC – October 29, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that it has partnered with Eventival to offer a direct-to-consumer solution to help filmmakers monetize their creative works after a festival run and over the long term. In addition to empowering these creative professionals and sharing Liquid’s digital platforms with hundreds of festivals around the world, Liquid’s consumer audiences will gain access to a vastly expanded library of content, which is expected to drive new revenue through single ticket and subscription sales.

Eventival has over the past decade supported more than 1,000 festival events of all sizes and genres as well as over half-a-million users through its industry-leading film festival software solutions.

“We are extremely excited to be working with Eventival,” said Daniel Cruz, Chief Financial Officer of Liquid Media. “As the world’s number one film festival management solution, their endorsement speaks volumes for Liquid’s Reelhouse digital streaming platform and our Slipstream video-on-demand service. We are thrilled to be increasing our reach to the significant group of filmmakers and festival organizations that have relied on Eventival over the years and to be adding value via powerful distribution resources to debut new works as well as showcase and market films on an ongoing basis. Ultimately, Liquid believes this will bolster revenues via film festival partnerships as well as an even larger and wider selection of films for our audience to consume.”

Film festivals worldwide can now easily create a branded channel on Liquid’s Reelhouse service to sell festival tickets, live-premiere films and stream globally. Once the credits roll at a festival, Eventival users have access to a full suite of distribution, live-premiere and monetization tools to share their films with a worldwide audience.

“The world has changed immeasurably in recent times and the way that movies are being viewed by consumers continues to evolve,” adds Cruz. “Independent content creators need more control so that they can make the films they care about while also earning a living. People who love movies want convenient, easy and cost-effective ways to access them, and companies like Liquid and Eventival need innovative ways to increase sales while adding value to the creative talent they exist to serve. Together,

Liquid and Eventival are offering an end-to-end distribution solution, from film festival to the end consumer, so that everybody wins.”

About Eventival

Festival teams in over 40 countries use Eventival to plan and manage their events from start to finish and to communicate with half a million of their filmmakers and guests. A hub for film, personal and event data, Eventival has a tool for every festival need, from gathering submissions, handling registration and hospitality logistics and industry events, to marketing and strengthening ties with their audience. The system is integrated with the Cinando database, mobile apps, ticketing, VOD and submission platforms, and will soon launch its own film submission platform.

Learn more about how you can grow your festival with Eventival at www.eventival.com, or write to info@eventival.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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